Citigroup Inc. One Court Square, 45th Floor Long Island City, New York 11120

October 27, 2016

Mr. Arthur C. Sandel, Esq.

Special Counsel

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Citibank Credit Card Issuance Trust

Citibank Credit Card Master Trust I

Citibank, N.A.

Amendment No. 2 to Registration Statement on Form SF-3

Filed October 4, 2016

File Nos. 333-208054, 333-208054-01 and 333-208054-02

Dear Mr. Sandel:

In connection with the review of the above-referenced Amendment No. 2 to Registration Statement on Form SF-3 (the “Registration Statement”), we are pleased to submit Pre-Effective Amendment No. 3 to the Registration Statement on behalf of Citibank, N.A. (“Citibank” or the “Registrant”), as depositor of Citibank Credit Card Master Trust I (the “master trust”) and Citibank Credit Card Issuance Trust (the “issuance trust”). We have reviewed your letter dated October 19, 2016 (the “Comment Letter”) providing comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registration Statement filed on October 4, 2016. The Registrant’s responses to the Staff’s comments are set forth below. Capitalized terms used in this letter without definition have the meanings given to those terms in the form of prospectus contained in the Registration Statement. References to “we,” “us,” “our” and other similar pronouns in this letter refer to the Registrant, or to the Registrant and its affiliated transaction participants, as applicable.

For your convenience, a copy of each Staff comment is included below in bold-face font, followed by the Registrant’s response.

Mr. Arthur C. Sandel, Esq.

October 27, 2016

Prospectus Summary

Interest Payments, page 21

Comment 1. We note your revisions in response to prior comment 6 and reissue in part. Your disclosure at the bottom of page 22 indicates that interest payments for floating rate notes will be made monthly, which is now inconsistent with your revised disclosure on page 5 indicating that interest payments may be made on other schedules, such as monthly, quarterly, and semi-annually. Please revise.

Response 1. We have revised the form of prospectus to conform disclosure about interest payment date options with other previously revised disclosure in the form of Prospectus on that topic.

New Requirements for SEC Shelf Registration

Asset Representations Review – Asset Review, page 153

Comment 2. We note your disclosure that “[i]f any test was performed in connection with a prior asset review, the asset representations reviewer will not perform such test again in connection with any additional asset review, but will include the determination of such previous test in the review report for the current asset review.” To the extent an asset representations review was conducted previously with respect to a receivable, we do not object if such receivable is not included in any further asset representations reviews, unless either such receivable is the subject of a representation or warranty as of a date after the completion of the prior ARR or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such additional limitation, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. See also Section V.B.3(a)(2)(c)(i)(b) of Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (the “Regulation AB II Adopting Release”). Please also revise your transaction documents where appropriate.

Response 2. As requested, we have revised the form of prospectus disclosure in “New Requirements for SEC Shelf Registration – Asset Representations Review – Asset Review” to clarify when it is permissible to exclude a previously reviewed receivable from a further asset representations review. The relevant text now reads as follows:

“If any test was performed in connection with a prior asset review, unless either (i) such receivable is the subject of an applicable representation or warranty as of a date after the completion of such prior review or (ii) the asset representations reviewer has reason to believe that a prior review was conducted in a manner that would not have ascertained compliance with a specific applicable representation or warranty, the asset representations reviewer will not perform such test again for such receivable in connection with any additional review. However, the asset representations reviewer will include the determination of any such previous test in the review report for the current asset review.”

Mr. Arthur C. Sandel, Esq.

October 27, 2016

We believe that this point is already accurately reflected in the transaction documents.

Dispute Resolution, page 156

Comment 3. We note your revisions in response to prior comment 15. We also note your revisions to state that a Requesting Party may refer a matter to dispute resolution if a “repurchase has not occurred within 180 days” of receipt of written notice of a request to repurchase an asset. Please revise to clarify that dispute resolution is available if the repurchase request has not been resolved within 180 days of the request. See General Instruction I.B.1(c)(A) of Form SF-3. Also refer to Section V.B.3(a)(3)(c) of the Regulation AB II Adopting Release (expressing the Commission’s agreement with commenters’ position that “‘resolved’ is more appropriate than ‘repurchased’ because repurchased could have the unintended effect of restricting resolution of a repurchase request only to repurchasing the asset” and the Commission’s position that investors should be able to utilize the dispute resolution provision not only in connection with those requests in which the sponsor has failed to respond in a timely manner but also for those requests in which investors believe that the resolution offered by the sponsor does not make them whole). Please also revise your transaction documents where appropriate.

Response 3. We have revised the form of prospectus as requested in “New Requirements for SEC Shelf Registration – Dispute Resolution” to describe that dispute resolution is available if a notice requesting a repurchase has not been ‘resolved’ within 180 days of the request. We believe that this point is already accurately reflected in the transaction documents.

Comment 4. We also note your revisions to state that “the master trust trustee or any holder of an investor certificate that gave notice of such breach of a representation and warranty (referred to as the Requesting Party) will have the right to refer the matter, at its discretion, to either third-party mediation or arbitration” (emphasis added). Because all investors should be able to able to utilize the shelf dispute resolution provision, regardless of whether it previously participated in a repurchase request proceeding, please revise to provide that any holder of an investor certificate may have the right to refer the matter to third-party mediation or arbitration, regardless of whether that holder participated in the initial repurchase demand. See Section V.B.3(a)(3)(c) of the Regulation AB II Adopting Release. Please also revise your transaction documents where appropriate.

Mr. Arthur C. Sandel, Esq.

October 27, 2016

Response 4. We have revised the form of prospectus as requested in “New Requirements for SEC Shelf Registration – Dispute Resolution to remove the text “that gave notice of such breach of a representation and warranty.” The revised text makes clear that any investor certificateholder may refer the relevant matter: “…and such notice has not been resolved within 180 days of the receipt of such written notice, the master trust trustee or any holder of an investor certificate (referred to as the Requesting Party) will have the right to refer the matter, at its discretion, to either third-party mediation or arbitration…”. We have also revised Section 2.12 of the Pooling and Servicing Agreement to conform that transaction document with the above-described revised disclosure in the form of prospectus.

Review of Disclosure Regarding Master Trust Assets, page 176

Comment 5. We note your response to prior comment 16. In particular, we note that you do not believe that the assistance provided by the third party described on page 177 does not result in the production of reports considered a “due diligence report” within the meaning of Exchange Act Rule 15Ga-2. Please provide us with your legal analysis of why the assistance provided by the third party, and any resulting findings and conclusions, is not covered by the definition of “due diligence services.” Refer to Exchange Act Rules 17g-10(d)(i) and 15Ga-2.

Response 5. As stated in our response to prior comment 16, Citibank has discontinued the use of a third party to assist in certain aspects of the review of pool assets, and in response to this comment 5, we have made further revisions in the form of prospectus under the heading “Review of Disclosure Regarding Master Trust Assets” to clarify the scope of Citibank’s use of third parties. The references to third party assistance described under that heading involve the performance of agreed-upon procedures (“AUP”) by an accounting firm engaged by Citibank in two contexts:

(i) at the time of a shelf takedown, in connection with Citibank’s preparation of the quantitative disclosure relating to the receivables presented in the prospectus (primarily the numbers and amounts presented in Annex I thereto); and

(ii) on an annual basis for each year in which there are lump additions of accounts and their related receivables to the master trust.

In order for a third party’s activities to fall within the scope of the definition of “due diligence services” in Exchange Act Rule 17g–10(d)(1), the activities must involve a review of the assets underlying an asset-backed security and the review must be conducted for the purpose of making findings with respect to one or more of the matters specified in clauses (i) through (v) of the definition, the most relevant to this analysis being clauses (i) and (v).1

[1]	Exchange Act Rule 17g-10(d)(1) states: the term “due diligence services” means a review of the assets underlying an asset-backed security, as defined in Section 3(a)(79) of the Act, for the purpose of making findings with respect to:

(i)	the accuracy of the information or data about the assets provided, directly or indirectly, by the securitizer or originator of the assets;

*     *     *     *     *

(v)	any other factor or characteristic of the assets that would be material to the likelihood that the issuer of the asset-backed security will pay interest and principal in accordance with applicable terms and conditions.

Mr. Arthur C. Sandel, Esq.

October 27, 2016

In the commentary that accompanied the adoption of Rule 17g-10, the Commission addressed whether agreed-upon procedures performed by accounting firms should be considered due diligence services. The Commission addressed three types of agreed-upon procedure engagements:

(1)	comparing the loan tape to the loan file;

(2)	recalculating projected future cash flows due to investors; and

(3)	performing procedures that address other information included in the offering document.

While the Commission expressed the position that the second and third types of engagements would not constitute due diligence services under Rule 17g-10(d)(1), it indicated that the first type of engagement involving the comparison of a loan tape to the loan file would. As a basis for this position, the Commission focused on the fact that such a “tape-to-file” review involves a review of the underlying assets (i.e., individual loan files) to assess the accuracy of the information or data provided about the underlying assets (i.e., information reflected on the loan tape for an asset).2

AUP Report at Time of a Takedown

On a regular basis, Citibank employees retrieve data from the accounting system of record for the master trust and the issuance trust, called the Asset Sales Management System (ASMS), which houses investor reporting data. The data from ASMS is available for use and review in the form of various data files, spreadsheets and other reports maintained in, or generated by, ASMS.

[2]	See SEC Release No. 34-72936; Nationally Recognized Statistical Rating Organizations, 79 FR 55077 (September 15, 2014) at 55193

Mr. Arthur C. Sandel, Esq.

October 27, 2016

At the time of a shelf takedown, the relevant data is organized and assembled for input into the prospectus (primarily Annex I thereto) by Citibank employees. The accounting firm is then engaged to compare the data in the various data files, spreadsheets and other reports originating from ASMS to the data disclosed in the prospectus. In essence, the accounting firm’s review serves merely to confirm that the Citibank employees accurately organized and assembled the data originating from ASMS and accurately input it into the prospectus. The accounting firm’s review is not a comparison of data back to the credit card servicing platform or to the files of individual customers and, therefore, is not a review of whether the ASMS data itself is accurate, by, for example, tying it back to account level or aggregated data retrieved from the credit card servicing platform. It is not, therefore, a review of individual underlying assets (as might occur in the context of a “tape-to-file” review), but rather a review of whether investor reporting data (aggregated numbers and amounts relating to an entire pool of credit card receivables) from ASMS was input into the prospectus correctly.

The accounting firm’s agreed-upon procedures letter includes a description of the agreed-upon procedures performed and the results of the procedures and expressly indicates that the accounting firm has not audited the financial statements of the master trust or the issuance trust as of any date or for any period, and therefore, the accounting firm is unable to and does not express any opinion on the financial position, results of operations or cash flows of the master trust or the issuance trust as of any date or for any period. Further, the accounting firm states it was not engaged to, and did not perform an examination of any of the reviewed items, the objective of which would be the expression of an opinion thereon. Note that the accounting firm does not express an opinion on the reliability or accuracy of the ASMS data and documents furnished to the accounting firm by Citibank which was used in the procedures, nor on the reliability or accuracy of the data in the credit card servicing platform.

As indicated above, the engagement of the accounting firm by Citibank at the time of a shelf takedown does not address or result in any finding with respect to the accuracy of any information or data about the underlying assets. Rather, it addresses the accuracy of the disclosure compared to the data from ASMS that is provided to the accounting firm by Citibank. The accounting firm is not engaged to review or compare any information against the underlying assets themselves, i.e., comparing a loan tape to a loan file or a similar review of underlying asset documentation and does not express and opinion on such matters. Such procedures therefore fall in a category of AUP engagements that can be described as “performing procedures that address other information included in the offering document” that the Commission stated are “not commonly understood as being due diligence services and should not trigger the requirements of section 15E(s)(4) of the Exchange Act.”3

[3]	Id.

Mr. Arthur C. Sandel, Esq.

October 27, 2016

Annual AUP Reports re Additions of Accounts

Citibank’s credit card servicing platform contains information about each account (e.g. receivable balance, billing address, bankruptcy status, lien status, etc.). Citibank has developed a computerized screening process for lump additions of accounts that is designed to utilize the information in the credit card servicing platform to identify and select accounts and related receivables from Citibank’s inventory of accounts that are not yet designated to the master trust. By screening this inventory of accounts for certain applicable criteria or characteristics, it can be determined if an account or receivable is “eligible” for inclusion in the master trust as such eligibility is defined in the Pooling and Servicing Agreement.

On an annual basis for each year in which there are lump additions of accounts to the master trust, the accounting firm is engaged to perform an agreed upon procedure to replicate the process for selecting the accounts as eligible accounts and receivables for a lump addition of accounts to the master trust. The accounting firm independently develops a computer program to replicate the screening of accounts and their related receivables by those criteria, and applies the computer program to a random sample of accounts from Citibank’s credit card servicing system in order to determine if it is possible to screen for eligible and ineligible accounts based on the information in the credit card servicing platform.

Note that the accounting firm is not testing the efficacy of the actual selection or tagging process (i.e., it is not testing the actual computer code Citibank uses to select or tag accounts) and is not in any way auditing or sampling a set of accounts previously designated (or previously considered for designation but rejected for designation) to the master trust to validate their eligibility (or ineligibility) at the time of the lump addition of accounts. Instead, the accounting firm’s engagement is merely a review of process design.

The accounting firm’s agreed-upon procedure letter includes a description of the agreed-upon procedures performed as applied based on the methodologies and the information provided by Citibank, without verification or evaluation of such methodologies and information by the accounting firm, and therefore, the accounting firm expresses no opinion or any other form of assurance regarding (i) the reasonableness of the methodologies and (ii) the reliability or accuracy of the data and documents furnished to the accounting firm by Citibank which was used in the procedures. The accounting firm also notes it was not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the data referred to above.

The accounting firm’s testing does not, therefore, entail a review of the underlying assets of the master trust or the issuance trust, but rather a review of process design. Inasmuch as the engagement of the accounting firm by Citibank does not address or result in any finding with respect to the eligibility (or ineligibility) of accounts designated (or not designated) to the master

Mr. Arthur C. Sandel, Esq.

October 27, 2016

trust, similar to the AUP report at time of a shelf takedown described in the previous section, this procedure falls in the category of AUP engagements that address other information included in the offering document and thus is outside the scope of the definition of “due diligence services.”

Finally, the Commission confirmed in its commentary, with respect to the “catchall” provision in clause (v) of the definition of “due diligence services” and the definition more generally, that the definition is “not intended to bring within the definition’s scope activities that are performed today in connection with the issuance of an Exchange Act-ABS that are not commonly understood as being third-party due diligence services.4 AUP engagements akin to those described above are not commonly understood in the securitization market as involving third-party due diligence services. Indeed, for the reasons set forth above, such engagements, both before and since the adoption of Rule 17g-10, are widely understood in the securitization market as outside the scope of such services.

Therefore, for all these reasons, the Registrant has concluded that the above-described assistance provided by a third party, and any resulting findings and conclusions, is not covered by the definition of “due diligence services.”

Annex VI – Outstanding Series, Classes and Sub-Classes of Notes and Annex VII – Outstanding Master Trust Series of Investor Certificates

Comment 6. We note your revisions in response to prior comment 5 to add Annexes VI and VII, which include bracketed disclosure indicating that you will provide information about outstanding series, classes, and sub-classes of notes and outstanding series of investor certificates. Please revise these annexes to provide the information presently known and available to the registrant. You may continue to include bracketed disclosure for additional information that is currently unknown or not reasonably available. Refer to Securities Act Rule 430D.

Response 6. We have revised Annexes VI and VII in the form of prospectus as requested to provide the information know and reasonably available to the Registrant as of the filing date of Amendment No. 3 to the Registration Statement.

*        *        *         *        *

[4]	Id. at 55192.

Mr. Arthur C. Sandel, Esq.

October 27, 2016

The Registrant hopes the Staff will find the above responses and the enclosed submission responsive to its comments. If you have any questions or require any further information with respect to these responses or the registration statement, please call the undersigned at (718) 248-4092.

Sincerely,

/s/ Christopher R. Becker

Christopher R. Becker, Esq.

Assistant General Counsel—Capital Markets

and Corporate Reporting of Citigroup Inc.

Enclosure

cc:	Kayla Roberts, Esq.

Securities and Exchange Commission